SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

29 October 2020
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 29 October 2020 re: 2020 Q3 Interim Management Statement

Lloyds Banking Group plc

Q3 2020 Interim Management Statement

29 October 2020

GROUP CHIEF EXECUTIVE'S STATEMENT
The impact of the coronavirus pandemic on the global economy and on people and businesses within the UK has been unprecedented. We remain focused on working together with the Government and our regulators to ensure that we continue to support our customers in this challenging time.
Although our performance has clearly been impacted by the pandemic and the associated challenging economic environment, I am pleased that we are now seeing an encouraging business recovery and, with impairments significantly lower, a return to profitability in the third quarter. In particular, we increased open mortgage book lending by £3.5 billion in the quarter, with a 22 per cent share of approvals building a strong pipeline for the fourth quarter, and have supported businesses with an 18 per cent share of Government support scheme lending. Given the financial performance we were able to further strengthen our capital position to 15.2 per cent and enhance our guidance for impairment and risk-weighted assets.
The pandemic has accelerated many trends around ways of working and digital adoption and our long-run investment in digital propositions has positioned the Group well to continue to support our customers. As a result the number of digital users continued to increase, the proportion of products sold digitally is rising and customer satisfaction is at record levels. Our digital proposition and focus on technological change will remain a priority as we accelerate our transformation.
Societal expectations of companies, particularly regarding sustainability, continue to increase and we are taking action to build an inclusive and more sustainable future. We have announced a Race Action plan to drive cultural change, including a clear target to increase Black representation in senior roles. To support the transition to a more environmentally sustainable future, we have also announced an ambitious goal to help reduce the carbon emissions we ﬁnance by over 50 per cent by 2030.
Lloyds Banking Group plays a vital role in the UK economy and I remain very proud of the support that we have provided over the course of 2020. Once again I would like to express my gratitude to all of my colleagues whose dedication and hard work ensures that we continue to deliver vital services to our customers and communities, while supporting those most in need throughout the pandemic.
Although the outlook remains uncertain, our customer-focused strategy and the strength of the Group's business model will allow us to continue to help Britain recover and play our part in helping to return the UK to prosperity. This is fully aligned with the Group's long-term strategic objectives, the position of the franchise and the interests of our shareholders.
António Horta-Osório,
Group Chief Executive

RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2020

Business transformation and franchise strength position the Group well

●  Multi-channel  distribution  model,  including  the  UK's  largest  branch  network  and  UK's  leading  digital  bank  with 17.1 million digitally active users and 12.1 million active mobile app users, up 700,000 and 1.4 million respectively over the last nine months

●  Digital activity and engagement continues to increase, with an average of 25 logons per customer, per month. 85 per cent of products are now originated digitally, with an 18 per cent increase over the last nine months, and record levels of customer satisfaction with the digital net promoter score at 69, up 8 per cent in the nine months

●  Actively supporting customers through a range of flexible propositions, including around 1.2 million payment holidays and c.£11 billion of lending through Government schemes, with an 18 per cent market share of support scheme lending, including a 21 per cent share of Bounce Back Loans

●  Continued commitment to cost efficiency, creating capacity to invest in the business and enabling a rapid response to the challenges presented by the coronavirus pandemic

●  Accelerating our transformation as we respond to the crisis by further enhancing and adapting our strategy, customer propositions and working practices

RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2020 (continued)

Resilient business model with return to profitability in the third quarter

●  Net income of £10.8 billion, down 17 per cent, with £3.4 billion in the third quarter, reflecting lower interest rates and lower other income. Lower net interest margin of 2.54 per cent, reflecting lower rates, actions taken to support customers and changes in asset mix. Net interest margin of 2.42 per cent in the third quarter, up 2 basis points and average interest-earning assets slightly higher in the quarter, both supported by strong volume growth

●  Other income decreased by 23 per cent to £3.4 billion, with £1.0 billion in the third quarter, reflecting lower levels of customer activity across the Group's main business lines and the impact of the Asset Management Market Review

●  Total costs of £5.8 billion, 4 per cent lower, with business as usual costs down 5 per cent, enabling continued investment in digital projects and enhanced support for customers during the pandemic. Total costs of £1.9 billion in the third quarter lower than prior year

●  Trading surplus of £5.0 billion, including £1.5 billion in the quarter, providing significant capacity to absorb impairment impacts of the coronavirus crisis

●  Impairment experience benign in third quarter with a charge of £0.3 billion, in line with pre-crisis levels and reflecting no significant change in economic outlook; £4.1 billion charge in the nine months primarily reflecting deterioration in economic outlook recognised in the first half of 2020

●  Return to profitability in the third quarter with statutory profit before tax of £1.0 billion and profit after tax of £0.7 billion; return on tangible equity of 7.4 per cent in the quarter

Strong balance sheet and capital position, well positioned to absorb future coronavirus impacts

●  Activity levels picked up in the third quarter of 2020 after contraction in the first six months, particularly mortgage applications and consumer spending

●  Loans and advances at £439 billion were flat on year end with increased SME lending driven by Government support schemes, offset by expected reductions in the closed mortgage book and lower credit card, motor finance and other Commercial Banking balances

●  Open mortgage book up £3.5 billion since June 2020; 22 per cent market share of approvals with a strong pipeline

●  Retail current accounts continued to increase ahead of the market in the third quarter, with Group deposits up £35 billion, or 9 per cent, over the first nine months of 2020 as a result of inflows to the Group's trusted brands

●  Loan to deposit ratio of 98 per cent, providing a strong liquidity position and significant potential to lend into recovery

●  CET1 ratio of 15.2 per cent, 14.0 per cent pre IFRS 9 transitional relief, gives significant headroom above ongoing target of around 12.5 per cent plus a management buffer of around 1 per cent and regulatory requirements of c.11 per cent

Outlook

●  The outlook remains highly uncertain given the second wave of coronavirus, Government response including social distancing measures and the end of the furlough scheme, together with the ongoing Brexit negotiations

●  Mortgage activity picking up strongly and increase in Retail current accounts ahead of the market; mortgage business strength offsetting yield curve pressure

●  Solid pre-provision profit and enhanced capital strength provide significant loss absorbing capacity, building on our cost leadership position

●  The Group's 2020 guidance reflects a proactive response to the challenging economic environment and is based on the Group's current macroeconomic assumptions

-      Net interest margin expected to remain broadly stable around c.240 basis points in the fourth quarter, resulting in a full year margin of c.250 basis points

-      Operating costs to be below £7.6 billion

-      Impairment charge for the full year now expected to be at the lower end of the £4.5 billion to £5.5 billion range

-      Risk-weighted assets now expected to be broadly stable compared to 30 September 2020

●  Although the economic outlook remains uncertain, the Group remains well positioned for long-term superior and sustainable returns, supported by its leading efficiency position and prudent balance sheet. This together with the Group's capital position and business model enables it to continue to support its customers and help Britain recover

INCOME STATEMENT − UNDERLYING BASIS
	Nine months ended30 Sep 2020	Ninemonthsended30 Sep2019	Change	Threemonthsended30 Sep2020	Threemonthsended30 Sep2019	Change
	£m	£m	%	£m	£m	%

Net interest income	8,096	9,275	(13)	2,618	3,130	(16)
Other income	3,449	4,465	(23)	988	1,315	(25)
Operating lease depreciation	(734)	(731)	-	(208)	(258)	19
Net income	10,811	13,009	(17)	3,398	4,187	(19)
Operating costs	(5,557)	(5,817)	4	(1,858)	(1,911)	3
Remediation	(254)	(226)	(12)	(77)	(83)	7
Total costs	(5,811)	(6,043)	4	(1,935)	(1,994)	3
Trading surplus	5,000	6,966	(28)	1,463	2,193	(33)
Impairment	(4,119)	(950)		(301)	(371)	19
Underlying profit	881	6,016	(85)	1,162	1,822	(36)
Restructuring	(288)	(280)	(3)	(155)	(98)	(58)
Volatility and other items	(159)	(339)	53	29	126	77
Payment protection insurance provision	-	(2,450)	100	-	(1,800)	100
Statutory profit before tax	434	2,947	(85)	1,036	50
Tax credit / (expense)	273	(960)		(348)	(288)	(21)
Statutory profit / (loss) after tax	707	1,987	(64)	688	(238)

Earnings / (loss) per share	0.5p	2.2p	(77)	0.8p	(0.5)p

Banking net interest margin	2.54%	2.89%	(35) bp	2.42%	2.88%	(46) bp
Average interest-earning banking assets	£434 bn	£434 bn	-	£436 bn	£435 bn	-
Cost:income ratio	53.8%	46.5%	7.3pp	56.9%	47.6%	9.3pp
Asset quality ratio	1.24%	0.29%	95bp	0.27%	0.33%	(6) bp
Underlying return on tangible equity	2.4%	15.7%	(13.3)pp	9.3%	14.3%	(5.0)pp
Return on tangible equity	2.5%	6.8%	(4.3)pp	7.4%	(2.8)%	10.2pp

KEY BALANCE SHEET METRICS
	At 30 Sep2020		At 30 Jun2020		Change%		At 31 Dec2019		Change%

Loans and advances to customers1	£439	bn	£440	bn	-		£440	bn	-
Customer deposits2	£447	bn	£441	bn	1		£412	bn	9
Loan to deposit ratio	98%		100%		(2)	pp	107%		(9) pp
CET1 ratio3,4	15.2%		14.6%		0.6pp		13.8%		1.4pp
CET1 ratio pre IFRS 9 transitional relief3,4	14.0%		13.4%		0.6pp		13.4%		0.6pp
Transitional MREL ratio3,4	36.5%		36.8%		(0.3)pp		32.6%		3.9pp
UK leverage ratio3,4	5.6%		5.4%		0.2pp		5.2%		0.4pp
Risk-weighted assets3	£205	bn	£207	bn	(1)		£203	bn	1
Tangible net assets per share	52.2	p	51.6	p	0.6	p	50.8	p	1.4 p

1        Excludes reverse repos of £60.0 billion (30 June 2020: £61.1 billion; 31 December 2019: £54.6 billion).

2        Excludes repos of £12.1 billion (30 June 2020: £12.3 billion; 31 December 2019: £9.5 billion).

3        The CET1, MREL and leverage ratios and risk-weighted assets at 31 December 2019 are reported on a pro forma basis, reflecting the dividend paid up by the Insurance business in the subsequent reporting period. CET1 ratio pre IFRS 9 transitional relief reflects the full impact of IFRS 9, prior to the application of transitional arrangements for capital that provide relief for the impact of IFRS 9.

4        Incorporating profits for the period that remain subject to formal verification in accordance with the Capital Requirements Regulation.

QUARTERLY INFORMATION
	Quarterended30 Sep2020		Quarterended30 Jun2020		Quarterended31 Mar2020		Quarterended31 Dec2019		Quarterended30 Sep2019		Quarterended30 Jun2019		Quarterended31 Mar2019
	£m		£m		£m		£m		£m		£m		£m

Net interest income	2,618		2,528		2,950		3,102		3,130		3,062		3,083
Other income	988		1,235		1,226		1,267		1,315		1,594		1,556
Operating lease depreciation	(208)		(302)		(224)		(236)		(258)		(254)		(219)
Net income	3,398		3,461		3,952		4,133		4,187		4,402		4,420
Operating costs	(1,858)		(1,822)		(1,877)		(2,058)		(1,911)		(1,949)		(1,957)
Remediation	(77)		(90)		(87)		(219)		(83)		(123)		(20)
Total costs	(1,935)		(1,912)		(1,964)		(2,277)		(1,994)		(2,072)		(1,977)
Trading surplus	1,463		1,549		1,988		1,856		2,193		2,330		2,443
Impairment	(301)		(2,388)		(1,430)		(341)		(371)		(304)		(275)
Underlying profit / (loss)	1,162		(839)		558		1,515		1,822		2,026		2,168
Restructuring	(155)		(70)		(63)		(191)		(98)		(56)		(126)
Volatility and other items	29		233		(421)		122		126		(126)		(339)
Payment protection insurance provision	-		-		-		-		(1,800)		(550)		(100)
Statutory profit / (loss) before tax	1,036		(676)		74		1,446		50		1,294		1,603
Tax (expense) / credit	(348)		215		406		(427)		(288)		(269)		(403)
Statutory profit / (loss) after tax	688		(461)		480		1,019		(238)		1,025		1,200

Banking net interest margin	2.42%		2.40%		2.79%		2.85%		2.88%		2.89%		2.91%
Average interest-earning banking assets	£436	bn	£435	bn	£432	bn	£437	bn	£435	bn	£433	bn	£433	bn

Cost:income ratio	56.9%		55.2%		49.7%		55.1%		47.6%		47.1%		44.7%

Asset quality ratio	0.27%		2.16%		1.30%		0.30%		0.33%		0.27%		0.25%
Gross asset quality ratio	0.28%		2.19%		1.35%		0.39%		0.40%		0.38%		0.30%

Underlying return on tangible equity	9.3%		(6.0)%		4.7%		12.2%		14.3%		15.6%		17.0%
Return on tangible equity	7.4%		(4.8)%		5.0%		11.0%		(2.8)%		10.5%		12.5%

Loans and advances to customers1	£439	bn	£440	bn	£443	bn	£440	bn	£447	bn	£441	bn	£441	bn
Customer deposits2	£447	bn	£441	bn	£428	bn	£412	bn	£419	bn	£418	bn	£417	bn
Loan to deposit ratio	98%		100%		103%		107%		107%		106%		106%
Risk-weighted assets3	£205	bn	£207	bn	£209	bn	£203	bn	£209	bn	£207	bn	£208	bn
Tangible net assets per share	52.2	p	51.6	p	57.4	p	50.8	p	52.0	p	53.0	p	53.4	p

1        Excludes reverse repos.

2        Excludes repos.

3        Risk-weighted assets at 30 June 2019 and 31 December 2019 are reported on a pro forma basis reflecting the Insurance dividend paid to the Group in the subsequent reporting period.

BALANCE SHEET ANALYSIS
	At 30 Sep2020	At 30 Jun2020	Change	At 30 Sep2019	Change	At 31 Dec2019	Change
	£bn	£bn	%	£bn	%	£bn	%
Loans and advances to customers
Open mortgage book	270.6	267.1	1	271.0	-	270.1	-
Closed mortgage book	17.0	17.5	(3)	19.1	(11)	18.5	(8)
Credit cards	14.8	15.2	(3)	17.7	(16)	17.7	(16)
UK Retail unsecured loans	8.2	8.2	-	8.4	(2)	8.4	(2)
UK motor finance	14.8	15.3	(3)	15.6	(5)	15.6	(5)
Overdrafts	1.0	1.0	-	1.3	(23)	1.3	(23)
Retail other1	10.2	9.7	5	9.2	11	9.0	13
SME2	40.0	38.4	4	32.4	23	32.1	25
Mid Corporates3	4.4	4.6	(4)	5.2	(15)	5.3	(17)
Corporate and Institutional3	50.2	55.0	(9)	59.2	(15)	54.6	(8)
Commercial Banking other	4.6	5.0	(8)	5.2	(12)	5.2	(12)
Wealth	0.9	0.9	-	0.9	-	0.9	-
Central items	2.5	2.5	-	2.0	25	1.7	47
Loans and advances to customers4	439.2	440.4	-	447.2	(2)	440.4	-

Customer deposits
Retail current accounts	91.7	87.5	5	76.1	20	76.9	19
Commercial current accounts2,5	45.7	44.2	3	34.6	32	34.9	31
Retail relationship savings accounts	149.9	148.5	1	144.3	4	144.5	4
Retail tactical savings accounts	12.5	12.7	(2)	14.1	(11)	13.3	(6)
Commercial deposits2,6	132.9	133.8	(1)	135.8	(2)	127.6	4
Wealth	13.6	13.5	1	13.6	-	13.7	(1)
Central items	0.9	0.9	-	0.7	29	0.9	-
Total customer deposits7	447.2	441.1	1	419.2	7	411.8	9

Total assets	868.9	873.0	-	858.5	1	833.9	4
Total liabilities	819.4	824.1	(1)	810.4	1	786.1	4

Shareholders' equity	43.4	42.8	1	42.5	2	41.7	4
Other equity instruments	5.9	5.9	-	5.4	9	5.9	-
Non-controlling interests	0.2	0.2	-	0.2	-	0.2	-
Total equity	49.5	48.9	1	48.1	3	47.8	4

Ordinary shares in issue, excluding own shares	70,776m	70,735m	-	70,007m	1	70,031m	1

1        Primarily Europe.

2        Includes Retail Business Banking.

3        Commercial Banking segmentation has been updated to reflect new client coverage model.

4        Excludes reverse repos.

5        Primarily non interest-bearing Commercial Banking current accounts.

6        Primarily Commercial Banking interest-bearing accounts.

7        Excludes repos.

REVIEW OF PERFORMANCE

Financial performance reflects challenging economic environment, with return to profitability in the third quarter

The Group's statutory profit before tax for the nine months ended 30 September 2020 was £434 million whilst statutory profit after tax was £707 million. This performance was impacted by the significant impairment charge that was taken during the period, the majority of which was recognised in the first half reflecting the Group's revised economic outlook for the UK following the outbreak of the coronavirus pandemic. In the third quarter, the Group returned to profit with statutory profit before tax of £1,036 million and statutory profit after tax of £688 million, largely due to a reduced impairment charge reflecting the relative economic stability and impact of support measures.

Trading surplus for the first nine months of the year was £5,000 million, a reduction of 28 per cent compared to the same period in 2019, reflecting the challenging external environment. Net income was down 17 per cent at £10,811 million, driven by both lower net interest income and lower other income. Against this backdrop the Group continued to deliver further cost savings, with total costs down 4 per cent, while continuing to invest.

The Group's underlying profit was £881 million for the period, compared to an underlying profit of £6,016 million in the first nine months of 2019, reflecting reduced net income and the significant impairment charge of £4,119 million that has been taken in 2020.

The Group's balance sheet remains strong. Loans and advances to customers were flat on year-end at £439 billion whilst during the third quarter, open mortgage net lending increased by £3.5 billion and mortgage applications picked up strongly. Group deposits were up £35 billion to £447 billion. Retail current account growth was significant and ahead of the market in the third quarter, reflecting lower levels of customer spend during the pandemic and inflows to the Group's trusted brands. Commercial Banking current account growth reflects the Group's strong customer relationships and also the placement of Government-supported lending on deposit by SMEs.

Net income

Net income of £10,811 million was 17 per cent lower than in the first nine months of 2019, reflecting both lower net interest income and lower other income in the period as well as a marginal increase in operating lease depreciation.

Net interest income of £8,096 million was down 13 per cent given a reduction in the banking net interest margin and stable average interest-earning banking assets. The net interest margin reduced by 35 basis points to 2.54 per cent, reflecting the lower rate environment, actions taken to support customers including interest-free overdrafts, and a change in asset mix, largely as a result of reduced levels of customer demand during the coronavirus pandemic. The net interest margin in the third quarter of 2.42 per cent reflected the positive impact of deposit repricing and the resumption of overdraft charges, largely offset by lower income from the Group's structural hedge and continued pressure from change in asset mix including lower unsecured balances.

The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 30 September 2020 the Group's structural hedge had an increased approved capacity of £200 billion (in part reflecting deposit growth in the first nine months of 2020), a nominal balance of £185 billion (31 December 2019: £179 billion) and a weighted-average duration of around two years (31 December 2019: around three years). The Group generated £1.9 billion of income from the structural hedge balances in the first nine months of 2020 (nine months to 30 September 2019: £2.0 billion). Within this, the benefit from the hedge was £1.1 billion over average LIBOR (nine months to 30 September 2019: £0.8 billion) with a fixed earnings rate of approximately 0.8 per cent over average LIBOR (30 September 2019: 0.6 per cent).

Average interest-earning banking assets were stable period-on-period at £434 billion with growth due to Government-backed lending to support corporate clients through the coronavirus crisis and the full impact of the 2019 Tesco acquisition, offset by lower balances in the closed mortgage book and credit cards as well as the impact of the continued optimisation of the corporate and institutional book within Commercial Banking. The increase in the third quarter of 2020 to £436 billion was partly driven by an increase in mortgage lending, as a result of a release of pent-up demand following the lifting of lockdown restrictions that were in place in the first half of the year and changing customer behaviours. Given the pipeline of new mortgage business, the Group expects average interest-earning assets to continue to benefit in the fourth quarter from increased mortgage lending.

REVIEW OF PERFORMANCE (continued)

Other income decreased by 23 per cent to £3,449 million in the first nine months of the year, reflecting lower levels of customer activity across the Group's main business lines, largely driven by the coronavirus pandemic. Within Retail, other income fell as a result of reduced customer spending and the continuing impact of a lower Lex fleet size. Commercial Banking saw lower transaction banking income as a consequence of coronavirus-related activity levels, with resilience in markets income, whilst Insurance recognised a gain resulting from a one-off methodology change in the first half of the year, which was more than offset by reduced levels of new business and a charge in relation to the Group's response to the Asset Management Market Review in the third quarter.

Other income includes a gain of £135 million (£181 million in the first nine months of 2019) on the sale of gilts and other liquid assets, which was recognised in the first half of 2020. The comparative for the first nine months of 2019 included a gain of £50 million relating to the sale of the Group's interest in Vocalink.

In the third quarter, other income of £1.0 billion was impacted by the non-recurrence of asset sales and insurance assumption change gains that occurred in the second quarter, activity levels and a c.£80 million charge across Retail and Insurance and Wealth in relation to the Asset Management Market Review, partly offset by improved Lloyds Development Capital performance. A resilient third quarter in Retail was supported by increased card spending, whilst Commercial Banking experienced lower markets and modest transaction banking volumes. Insurance continued to be impacted by reduced levels of new business. Other income is expected to remain muted in the fourth quarter given activity levels and potential persistency assumption changes.

Operating lease depreciation was flat at £734 million in the nine months to 30 September 2020 and included a charge incurred in the first half of the year to reflect a reassessment of residual values, given the economic outlook. In the third quarter of 2020 operating lease depreciation was £208 million reflecting robust disposal performance since markets re-opened and a lower fleet size.

Total costs

Total costs of £5,811 million were 4 per cent lower than in the first nine months of 2019, driven by continued reductions in operating costs.

Operating costs of £5,557 million were 4 per cent lower, in the context of continued investment in the Group's digital proposition and added coronavirus-related costs. Business as usual costs were down 5 per cent on the prior year driven by ongoing cost discipline, efficiencies gained through digitalisation and other process and organisational improvements, as well as lower variable remuneration accruals.

Total investment spend in the first nine months of 2020 amounted to £1.6 billion, down 16 per cent on the prior year. Of this £0.7 billion related to strategic investment, taking the cumulative strategic spend since the start of GSR3 to £2.6 billion. Although the investment spend continues to be managed carefully in response to the current operating environment, the Group has continued to prioritise technology and digital projects and will continue to invest through the cycle.

During the first nine months of 2020 the Group capitalised c.£1.0 billion of investment spend of which c.£0.7 billion related to intangible assets, which is currently deducted from capital. Total capitalised spend was equivalent to c.60 per cent of above the line investment, in line with prior periods.

Remediation charges were £254 million (nine months to 30 September 2019: £226 million) and included additional charges of £77 million in the third quarter relating to pre-existing programmes.

Despite the continued delivery of reduced costs, the lower net income over the period meant that the Group's cost:income ratio of 53.8 per cent was higher than in the first nine months of 2019, while the cost:income ratio in the third quarter was 56.9 per cent.

REVIEW OF PERFORMANCE (continued)

Impairment
	Ninemonthsended30 Sep2020	Ninemonthsended30 Sep2019	Change	Threemonthsended30 Sep2020	Threemonthsended30 Sep2019	Change
	£m	£m	%	£m	£m	%

Charges pre-updated multiple economic scenarios1:
Retail2	976	816	(20)	398	260	(53)
Commercial Banking	211	194	(9)	5	129	96
Other	5	(60)		1	(18)
	1,192	950	(25)	404	371	(9)
Coronavirus impacted restructuring cases3	434	-		2	-
Updated economic outlook:
Retail	1,442	-		(75)	-
Commercial Banking	851	-		(30)	-
Other	200	-		-	-
	2,493	-		(105)	-
Impairment charge	4,119	950		301	371	19

Asset quality ratio	1.24%	0.29%	95bp	0.27%	0.33%	(6)bp
Gross asset quality ratio	1.27%	0.36%	91bp	0.28%	0.40%	(12) bp

1        Charges arrived at under 31 December 2019 multiple economic scenarios.

2        Retail charge in the third quarter of 2020 includes a £205 million management overlay (£193 million pre-overlay).

3        Additional charges made during the first nine months of 2020 on cases subject to restructuring at the end of 2019, where the coronavirus pandemic is considered to have had a direct effect upon the recovery strategy.

	At 30 Sep 20201	At 30 Jun 20201	Change	At 31 Dec 20191	Change
	£m	£m	%	£m	%

Stage 2 loans and advances to customers	66,291	67,858	(2)	38,440	72
Stage 2 loans and advances to customers as % of total	13.1%	13.4%	(0.3) pp	7.7%	5.4pp
Stage 2 ECL2 allowances	3,057	2,817	9	1,423	115
Stage 2 ECL2 allowances as % of Stage 2 drawn balances	4.6%	4.2%	0.4pp	3.7%	0.9pp

Stage 3 loans and advances to customers	9,074	9,538	(5)	8,754	4
Stage 3 loans and advances to customers as % of total	1.8%	1.9%	(0.1) pp	1.8%	-
Stage 3 ECL2 allowances	2,579	2,763	(7)	1,922	34
Stage 3 ECL2 allowances as % of Stage 3 drawn balances3	29.0%	29.6%	(0.6) pp	22.5%	6.5pp

Total loans and advances to customers4	505,655	508,076	-	498,805	1
Total ECL2 allowances	7,084	7,186	(1)	4,142	71
Total ECL2 allowances as % of drawn balances	1.4%	1.4%	-	0.8%	0.6pp

1        Underlying basis. Refer to basis of presentation on page 31.

2        Expected credit loss.

3        Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Retail of £183 million (30 June 2020: £206 million; 31 December 2019: £205 million).

4        Includes reverse repos of £60.0 billion (30 June 2020: £61.1 billion; 31 December 2019: £54.6 billion).

REVIEW OF PERFORMANCE (continued)

The Group impairment charge of £4,119 million was significantly higher in the first nine months of the year than in the same period in 2019. This was primarily driven by the charge in the first half reflecting potential future losses in light of the Group's revised economic outlook for the UK as a consequence of the coronavirus pandemic. The charge of £301 million taken in the third quarter was broadly in line with pre-crisis levels and reflected the relative economic stability in the quarter. The Group's total expected credit loss (ECL) allowance continues to reflect the net impact of economic scenarios and Government support programmes, with the increase since 31 December 2019 of £3 billion building additional balance sheet resilience.

The Group's net asset quality ratio was 1.24 per cent compared with 0.29 per cent in the same period in 2019, largely driven by increases in ECL allowance in the first half of the year. Excluding the updated economic assumptions and coronavirus-impacted restructuring cases, the asset quality ratio was 0.36 per cent, slightly higher than in the prior period.

Observed credit quality remains robust with arrears and defaults remaining low given the temporary support measures, including payment holidays and furlough arrangements, that are available. The Retail charge of £398 million, pre-updated multiple economic scenarios, included a £205 million management overlay to offset model releases based on third quarter performance, given temporary support programmes. The charge for the quarter also includes a £105 million release reflecting minor changes to the updated economic outlook, largely relating to house price growth assumptions.

In the quarter, the Group's ECL allowance was broadly stable at £7.1 billion. The ECL represents 1.4 per cent of drawn balances, up 0.6 percentage points from 0.8 per cent at 31 December 2019. The outlook and IFRS 9 base case economic scenario that are used to calculate the Group's ECL have been updated to reflect a more resilient economic performance in 2020 than was anticipated at the half-year, in particular with respect to positive house prices, albeit with no material change to the Group's medium and long-term views.

The ECL allowance of £7.1 billion at 30 September 2020 remains high by historical standards and, consistent with the Group's updated macroeconomic projections, assumes that a large proportion of expected losses will crystallise over the next 12 months as support measures subside and unemployment increases.

The Group's ECL allowance continues to reflect a probability-weighted view of future economic scenarios with a 30 per cent weighting applied to base case, upside and downside scenarios and a 10 per cent weighting to the severe downside. All scenarios have deteriorated significantly in comparison to their equivalents at the 2019 year end, although they have remained broadly consistent over the three months to 30 September 2020. The base case upon which these scenarios are built now assumes that unemployment reaches a rate of 9.0 per cent in the first quarter of 2021, representing the same peak assumed at the half year, albeit one quarter later. The updated base case also recognises recent growth in house prices which drives an improved near-term forecast relative to that taken at 30 June 2020. This improvement, alongside a more resilient view on commercial real estate prices, has driven a £0.1 billion reduction to ECL in the third quarter of 2020.

At the half-year an adjustment was made to the severe downside scenario, which was reflected as an overlay, to recognise the greater levels of uncertainty in the short-term economic outlook and therefore a greater severity of potential adverse shocks than the modelled severe downside scenario generates. The adjusted severe downside scenario assumes a peak unemployment rate of 12.5 per cent in the second quarter of 2021 and a GDP drop of 13.3 per cent in 2020. The impact of this adjustment has been estimated at portfolio level, but remains outside the core IFRS 9 process and as such is reflected as a central overlay of £200 million, corresponding to an estimated £2 billion higher ECL provision within the severe downside scenario.

Taking into account the probability weightings attached to each scenario, the Group's reported ECL reflects an uplift of £509 million from the base case economic scenario ECL (30 June 2020: £510 million; 31 December 2019: £191 million).

REVIEW OF PERFORMANCE (continued)

Stage 2 loans and advances to customers have remained stable in the third quarter at 13 per cent of the book reflecting the relative stability of the Group's asset quality performance and forward-looking economic assumptions. Prudent adjustment of the criteria used to trigger movement from Stage 1 to Stage 2 within the credit card portfolio has resulted in an additional £1.4 billion of up-to-date assets moving to a Stage 2 lifetime ECL basis, and consequently £40 million of additional ECL being recognised. Stage 3 loans and advances have reduced in the third quarter as a result of limited flows to default alongside write-offs.

In the absence of other credit risk indicators, the granting of payment holidays for coronavirus-related requests is not currently in and of itself an indication of a significant increase in credit risk and therefore will not automatically result in a customer balance moving from Stage 1 to Stage 2. Correspondingly, the removal of a customer from payment holiday status does not result in any change in stage from that which otherwise would have been recognised. The Group's coverage of Stage 2 assets increased slightly to 4.6 per cent, reflecting additional Stage 2 card assets, whilst coverage of Stage 3 assets has reduced slightly from 29.6 per cent at 30 June 2020 to 29.0 per cent at 30 September 2020.

Overall the Group's loan portfolio continues to be well-positioned, reflecting a through-the-cycle approach to credit risk and high levels of security. The Retail portfolio is heavily weighted toward high quality mortgage lending where low loan-to-value ratios provide security against potential risks. The prime consumer finance portfolio also benefits from high quality growth in past periods and the Group's prudent risk appetite. The commercial portfolio reflects a diverse client base with relatively limited exposure to the most vulnerable sectors so far affected by the coronavirus outbreak. Within Commercial Banking, the Group's management of concentration risk includes single name and country limits as well as controls over the overall exposure to certain higher risk and vulnerable sectors or asset classes.

Significant uncertainty in the economic outlook remains, including that surrounding Brexit trade negotiations and the ongoing coronavirus pandemic. The extent of the impairment charge at the full year will depend on the potential severity and duration of the economic shock in the UK. Currently, given the stability seen in the portfolio since the half-year and based on current macroeconomic assumptions, the Group expects the impairment charge for the full year to be at the lower end of the £4.5 billion to £5.5 billion range.

Commercial Banking lending in key coronavirus-impacted sectors1
	At 30 September 2020			At 30 June 2020
	Drawn	Undrawn	Drawn as a % of Group loans and advances	Drawn	Undrawn	Drawn as a % of Group loans and advances
	£bn	£bn	%	£bn	£bn	%

Retail non-food	2.3	1.7	0.5	2.4	1.8	0.5
Automotive dealerships2	1.7	2.2	0.4	2.4	1.5	0.5
Oil and gas	1.4	2.7	0.3	1.4	2.7	0.3
Construction	1.3	1.7	0.3	1.3	1.7	0.3
Hotels	1.8	0.3	0.4	1.9	0.3	0.4
Passenger transport	1.3	0.6	0.3	1.3	0.6	0.3
Leisure	0.8	0.7	0.2	0.8	0.5	0.2
Restaurants and bars	0.8	0.4	0.2	0.8	0.5	0.2
Total	11.4	10.3	2.6	12.3	9.6	2.7

1        Lending classified using ONS SIC codes at legal entity level.

2        Automotive dealerships includes Black Horse Motor Wholesale lending (within Retail Division).

The spread of coronavirus has resulted in widespread industry disruption, with some sectors such as travel, transportation, retail and hospitality particularly impacted. As a proportion of the Group's overall lending, these sectors remain relatively modest. The Group expects recovery to be slow in a number of impacted sectors and anticipates long-term structural changes in these and other sectors. As a result, sector and credit risk appetite continues to be proactively managed to ensure the Group is protected and clients are supported in the right way.

REVIEW OF PERFORMANCE (continued)

Support measures

Retail payment holiday characteristics1
	Mortgages		Cards		Loans		Motor		Total
	000s	£bn	000s	£bn	000s	£bn	000s	£bn	000s	£bn

Total payment holidays granted	477	62.7	320	1.6	264	2.1	132	2.2	1,193	68.6
First payment holiday still in force	14	1.9	24	0.1	23	0.2	12	0.2	73	2.4
Matured payment holidays - repaying	384	49.5	238	1.2	201	1.6	103	1.7	927	54.0
Matured payment holidays - extended	61	9.1	38	0.2	34	0.3	9	0.2	142	9.8
Matured payment holidays - missed payment	18	2.2	19	0.1	7	0.0	8	0.1	51	2.4

As a percentage of total matured
Matured payment holidays - repaying	83%	82%	81%	80%	83%	82%	86%	84%	83%	82%
Matured payment holidays - extended	13%	15%	13%	14%	14%	15%	8%	10%	13%	15%
Matured payment holidays - missed payment	4%	4%	6%	6%	3%	2%	6%	7%	5%	4%

1        Mortgages, credit cards and personal loans at 24 October 2020; motor finance at 23 October 2020. Analysis of mortgage payment holidays excludes St James Place, Intelligent Finance and Tesco; motor finance payment holidays excludes Lex Autolease. Total payment holidays granted are equal to the sum of first payment holiday still in force and matured payment holidays.

Government-backed loan schemes1
	000s	£bn

Coronavirus Business Interruption Loan Scheme	9	2.0
Bounce Back Loan Scheme	278	8.4

1        Data as at 23 October 2020.

Around 1.2 million retail payment holidays, on £69 billion of lending, have been granted to help alleviate temporary financial pressure on customers during the crisis, of which there are c.73,000 (£2.4 billion) where the first payment holiday is still in force and 1.1 million (£66.2 billion) that have matured, including c.142,000 (£9.8 billion) that have then been extended. Payment holidays of up to three months have been granted across a range of retail products including mortgages, personal loans, credit cards and motor finance, with extensions available of up to three months should customers request them.

The vast majority of first payment holidays (96 per cent) have now matured, of which 82 per cent by value have restarted payments, 15 per cent have been extended and 4 per cent have missed payment. Of the mortgage payment holidays that have been extended 30 per cent have now matured with around 90 per cent having resumed payment.

Mortgages account for the largest proportion of payment holidays, with a total of around 477,000 having been granted, equating to customer balances of £62.7 billion. As at 24 October 2020, 97 per cent, or 463,000, have matured with 83 per cent, or 384,000, of those having resumed repayments, 13 per cent extended and 4 per cent having missed payment. The average LTV of customers extending their mortgage payment holidays and still in extension remains relatively low at 51.6 per cent, compared to 43.5 per cent for the total mortgage book.

The Group also granted 320,000 payment holidays on £1.6 billion of credit card balances, 264,000 payment holidays on £2.1 billion of unsecured personal loans and 132,000 payment holidays on £2.2 billion of motor finance products. These products are also experiencing c.80 per cent of customers resuming payments at the end of their payment holidays. Only £0.2 billion of credit card balances have been subject to a payment holiday extension and are still in extension, with £0.1 billion having missed payment.

Across all products, customers who are still in extension remain of a typically lower credit quality than the wider book and tend to have higher average balances than customers who have not requested payment holidays.

REVIEW OF PERFORMANCE (continued)

The Group continues to recognise interest income for the duration of payment holidays and in the absence of other credit risk indicators, the granting of a coronavirus-related payment holiday does not automatically result in a transfer between stages for the purposes of IFRS 9, albeit 35 per cent are classified as Stage 2  based on established criteria.

Within SME, the Group has granted c.33,000 capital repayment holidays, equivalent to c.£5.9 billion with low levels of maturities to date.

Statutory profit

The Group's statutory profit after tax of £707 million was impacted by lower income and the significantly increased impairment charge.

Restructuring costs of £288 million for the first nine months of the year were broadly stable on prior year.  Costs were higher in the third quarter at £155 million as the Group resumed its property optimisation programme and organisational and role reduction activities that were paused earlier in the year, and this is expected to continue into the fourth quarter.

Volatility and other items of £159 million in the first nine months of 2020 included £320 million of negative insurance volatility, largely driven by falling equity markets and widening corporate bond credit spreads, offset by positive banking volatility of £365 million, primarily reflecting exchange rate and interest rate movements. Comparatives for the first nine months of 2019 include a one-off charge for exiting the Standard Life Aberdeen investment management agreement.

No further provision has been taken for PPI in the first nine months of 2020. Good progress has been made with the review of PPI information requests received and the conversion rate remains low and consistent with the provision assumption of around 10 per cent. The unutilised provision at 30 September 2020 was £328 million.

The Group recognised a tax credit of £273 million in the period, primarily as a result of an uplift in the value of deferred tax assets of c.£350 million recognised in the first half of 2020. This change reflected the corporation tax rate remaining at 19 per cent, which was substantively enacted on 17 March 2020.

Balance sheet
	At 30 Sep2020		At 31 Dec2019		Change%

Loans and advances to customers1	£439	bn	£440	bn	-
Customer deposits2	£447	bn	£412	bn	9
Loan to deposit ratio	98%		107%		(9) pp

Wholesale funding3	£116	bn	£124	bn	(7)
Wholesale funding <1 year maturity3	£36	bn	£39	bn	(9)
Of which money-market funding <1 year maturity3	£24	bn	£25	bn	(2)
Liquidity coverage ratio - eligible assets4	£139	bn	£130	bn	6
Liquidity coverage ratio5	138%		137%		1pp

1        Excludes reverse repos of £60.0 billion (31 December 2019: £54.6 billion).

2        Excludes repos of £12.1 billion (31 December 2019: £9.5 billion).

3        Excludes balances relating to margins of £6.1 billion (31 December 2019: £4.2 billion).

4        Eligible assets are calculated as an average of month-end observations over the previous 12 months post liquidity haircut. 2019 assets have been restated accordingly.

5        The Liquidity coverage ratio is calculated as a simple average of month end observations over the previous 12 months.

REVIEW OF PERFORMANCE (continued)

Loans and advances to customers were stable compared to the year-end at £439 billion. The open mortgage book at 30 September 2020 is slightly higher than the year end, having increased £3.5 billion since 30 June 2020 given the market recovery and with improved new business margins. The closed mortgage book has continued to reduce, as expected, whilst credit card and motor finance balances are also lower, primarily as a result of reduced customer activity in the second quarter.

Commercial Banking has continued to focus on supporting SME clients through access to Government lending schemes and providing access to liquidity facilities for corporate and institutional clients. SME balances including Retail Business Banking at £40 billion have increased 25 per cent over the period as clients have made use of government-backed schemes to safeguard their cash flow during the pandemic. The Group has granted £8.4 billion of Bounce Back Loans, including those granted to Retail Business Banking clients and has extended £2.0 billion under the Coronavirus Business Interruption Loan Scheme, representing a total market share of Government-backed lending of 18 per cent. More broadly commercial lending was impacted by lower transaction banking volumes due to reduced client activity, the continued optimisation of the corporate and institutional book and revolving credit facilities returning to year-end levels.

The Group continues to see funding benefits with Retail current account balances up 19 per cent on the year-end to £92 billion reflecting reduced levels of consumer spending and the strength of the Group's trusted brands. Commercial current account balances were up 31 per cent on the year end at £46 billion, including the impact within the SME portfolio from the placement of Government-supported lending on deposit. The Group's loan to deposit ratio has fallen to 98 per cent from 107 per cent at 31 December 2019 driven by the 9 per cent increase in customer deposits.

The Group has maintained its strong funding and liquidity position with a stable liquidity coverage ratio of 138 per cent. In addition to its sizable liquid asset buffer averaging £138.5 billion over the last twelve months, the Group has a significant amount of pre-positioned collateral eligible for use in a range of central bank facilities.

The Group continues to access wholesale funding markets across a variety of currencies and markets to maintain a stable and diverse source of funds. During this period, the Group repaid all outstanding amounts of its Term Funding Scheme (TFS) drawings of £15.4 billion and the remaining £1 billion outstanding of its Funding for Lending Scheme (FLS) drawings. In addition to the £1 billion drawn in the first half of the year, the Group has made drawings of £12.7 billion in the third quarter from the Term Funding Scheme with additional incentives for SMEs (TFSME) taking the total outstanding amount to £13.7 billion as at 30 September 2020. Overall, total wholesale funding has reduced to £115.5 billion as at 30 September 2020 (31 December 2019: £124.2 billion) principally as a result of growth in customer deposits.

The Group's credit ratings continue to reflect the resilience of the Group's business model and the strength of the balance sheet. In October, Moody's downgraded Lloyds Bank plc from Aa3/Negative to A1/Stable due to the removal of the uplift for Government support. This was triggered by the downgrade of the UK sovereign rating a few days earlier given the agencies' pandemic and Brexit concerns, but did not impact the standalone rating of the bank. Over the year both S&P and Fitch have affirmed the Group's ratings, albeit with negative outlooks to reflect their concerns over the UK economy.

REVIEW OF PERFORMANCE (continued)

Capital
	At 30 Sep2020		At 31 Dec2019		Change%

CET1 ratio1,2	15.2%		13.8%		1.4pp
CET1 ratio pre IFRS 9 transitional relief1,2,3	14.0%		13.4%		0.6pp
Transitional total capital ratio1,2	22.6%		21.5%		1.1pp
Transitional MREL ratio1,2	36.5%		32.6%		3.9pp
UK leverage ratio1,2	5.6%		5.2%		0.4pp
Risk-weighted assets1	£205	bn	£203	bn	1

Shareholders' equity	£43	bn	£42	bn	2
Tangible net assets per share	52.2	p	50.8	p	1.4 p

1        The CET1, total, MREL and leverage ratios and risk-weighted assets at 31 December 2019 are reported on a pro forma basis, reflecting the dividend paid up by the Insurance business in the subsequent first quarter period.

2        Incorporating profits for the period that remain subject to formal verification in accordance with the Capital Requirements Regulation.

3        CET1 ratio reflecting the full impact of IFRS 9, prior to the application of transitional arrangements for capital that provide relief for the impact of IFRS 9.

Pro forma CET1 ratio at 31 December 2019	13.8%
Banking business underlying capital build excluding impairment (bps)	143
Impairment charge (bps)	(167)
Banking business underlying capital build (bps)	(24)
RWA, pensions and other movements (bps)	2
IFRS 9 transitional relief (bps)	84
Reversal of FY 2019 ordinary dividend accrual (bps)	83
CET1 ratio at 30 September 2020	15.2%

The Group's CET1 capital ratio increased by 145 basis points to 15.2 per cent over the first nine months of the year. Underlying capital build of 143 basis points was more than offset by the 167 basis point impact of impairment in the period. Pension contributions equivalent to 42 basis points reflecting the full accelerated 2020 contribution to the Group's three main defined benefit pension schemes and increased risk-weighted assets were largely offset by favourable market movements and the benefit of reductions in excess expected losses and prudent valuation reserve. However, given the benefit of the in-year IFRS 9 transitional relief (84 basis points) and the reversal of the full year 2019 ordinary dividend (83 basis points), the capital ratio increased to 15.2 per cent. The increase in the CET1 ratio of 64 basis points in the third quarter benefited from a stronger underlying build and risk-weighted asset reductions, in part due to the continued optimisation of the Commercial Banking portfolio.

The Group applies the revised IFRS 9 transitional arrangements for capital set out under current European capital regulations. This provides temporary capital relief for the increase in accounting impairment provisions following the initial implementation of IFRS 9 ('static' relief) and subsequent relief for any increases in Stage 1 and Stage 2 expected credit losses ('dynamic' relief). The transitional arrangements do not cover Stage 3 expected credit losses. It is expected that a significant part of the Group's transitional relief that was built in 2020 will unwind in 2021, impacting CET1 ratios.

Whilst the net increase in IFRS 9 transitional relief in the first nine months of the year amounted to 84 basis points, the Group's total relief recognised at 30 September 2020 amounted to 121 basis points, including static relief. In the third quarter the Group benefited from 5 basis points of IFRS 9 transitional relief.

REVIEW OF PERFORMANCE (continued)

Risk-weighted assets increased by £1.9 billion over the first nine months with increases from credit migrations and retail model calibrations (c.£4.3 billion); regulatory changes (net £0.9 billion) and other various movements, including foreign currency and the risk-weighted part of the Group's investment in Insurance (£3.3 billion), partially offset by the reduction in underlying lending balances (excluding Government-backed lending schemes that attract limited to no risk-weighted assets) (c.£3.2 billion) and optimisation activity undertaken in Commercial Banking (c.£3.4 billion). Risk-weighted assets reduced by £1.8 billion in the third quarter, largely reflecting reduced lending outside Government support schemes and the continued optimisation of the Commercial Banking portfolio.

In the fourth quarter, risk-weighted assets will continue to be affected by credit migrations but this is expected to be offset by a number of items including the continued optimisation of the Commercial Banking portfolio. Taking this into account the Group now expects risk-weighted assets at year end to be broadly stable compared to 30 September 2020.

Whilst credit migration and the unwind of IFRS 9 transitional relief in 2020 has so far been less than expected, it is likely that these will have a fuller impact in 2021, consistent with economic forecasts. These will impact capital ratios as they evolve.

During the first half of 2020 the PRA reduced the Group's Pillar 2A CET1 requirement from 2.6 per cent to 2.3 per cent. The PRA also concluded its consultation on a proposed reduction in Pillar 2A to partially offset increased CET1 requirements from the UK countercyclical capital buffer rate in normal conditions being set at 2 per cent (currently set at 0 per cent). This is expected to reduce the Group's Pillar 2A CET1 requirement by a further 0.3 per cent when it becomes effective before the end of the year although, based on PRA policy statements, it is expected that this will be offset by other regulatory capital requirements.

Following the decision by the PRA to reduce the UK countercyclical capital buffer rate to zero earlier in the year, combined with the Pillar 2A adjustment noted above, the Group's CET1 capital regulatory requirement has reduced to c.11 per cent and subsequently headroom over requirements has increased.

The Board's view of the ongoing level of CET1 capital required by the Group to grow the business, meet regulatory requirements and cover uncertainties is around 12.5 per cent, plus a management buffer of around 1 per cent.

The transitional total capital ratio increased to 22.6 per cent (31 December 2019: 21.5 per cent on a pro forma basis) and the Group's transitional minimum requirement for own funds and eligible liabilities (MREL), which came into force on 1 January 2020, is 36.5 per cent (31 December 2019: 32.6 per cent on a pro forma basis). The UK leverage ratio increased to 5.6 per cent.

ADDITIONAL FINANCIAL INFORMATION

1.   Banking net interest margin and average interest-earning assets
	Ninemonthsended30 Sep2020	Ninemonthsended30 Sep2019

Group net interest income - statutory basis (£m)	9,173	7,425
Insurance gross up (£m)	(1,189)	1,559
Volatility and other items (£m)	112	291
Group net interest income - underlying basis (£m)	8,096	9,275
Non-banking net interest expense (£m)	151	103
Banking net interest income - underlying basis (£m)	8,247	9,378

Net loans and advances to customers (£bn)1	439.2	447.2
Impairment provision and fair value adjustments (£bn)	6.5	4.1
Non-banking items:
Fee-based loans and advances (£bn)	(5.5)	(7.0)
Other non-banking (£bn)	(3.7)	(3.5)
Gross banking loans and advances (£bn)	436.5	440.8
Averaging (£bn)	(2.2)	(6.8)
Average interest-earning banking assets (£bn)	434.3	434.0

Banking net interest margin (%)	2.54	2.89

1        Excludes reverse repos.

2. Return on tangible equity
	Ninemonthsended30 Sep2020	Ninemonthsended30 Sep2019

Average shareholders' equity (£bn)	43.6	43.3
Average intangible assets (£bn)	(6.2)	(5.9)
Average tangible equity (£bn)	37.4	37.4

Underlying profit after tax (£m)	732	4,543
Add back amortisation of intangible assets (post tax) (£m)	323	269
Less profit attributable to non-controlling interests and other equity holders (£m)	(388)	(415)
Adjusted underlying profit after tax (£m)	667	4,397

Underlying return on tangible equity (%)	2.4	15.7

Group statutory profit after tax (£m)	707	1,987
Add back amortisation of intangible assets (post tax) (£m)	323	269
Add back amortisation of purchased intangible assets (post tax) (£m)	53	56
Less profit attributable to non-controlling interests and other equity holders (£m)	(388)	(415)
Adjusted statutory profit after tax (£m)	695	1,897

Statutory return on tangible equity (%)	2.5	6.8

ADDITIONAL FINANCIAL INFORMATION (continued)

3. Further impairment detail

Impairment charge by division on an underlying basis
	Ninemonthsended30 Sep2020	Ninemonthsended30 Sep2019	Change	Threemonthsended30 Sep2020	Threemonthsended30 Sep2019	Change
	£m	£m	%	£m	£m	%

Retail:
UK Mortgages	624	(85)		21	(47)
Credit cards	792	380		136	113	(20)
UK Motor Finance	268	153	(75)	27	49	45
Other	734	368	(99)	139	145	4
	2,418	816		323	260	(24)
Commercial Banking:
SME	288	(54)		31	(6)
Other	1,208	248		(54)	135
	1,496	194		(23)	129
Insurance and Wealth	11	1		1	1	-
Central Items	194	(61)		-	(19)	100
Total impairment charge	4,119	950		301	371	19

Analysis of lending and ECL allowance by division

The analyses which follow have been presented on an underlying basis and reconciled to figures prepared on a statutory basis where appropriate. Refer to basis of presentation on page 31.

Movements in ECL by division on an underlying basis
	ECLat 30 Sep2020	Net ECLincrease	Income Statement charge	Write-offsand other	ECLat 31 Dec2019
	£m	£m	£m	£m	£m

Retail:
UK Mortgages	1,772	556	624	(68)	1,216
Credit cards	1,039	433	792	(359)	606
UK Motor Finance	557	170	268	(98)	387
Other	921	334	734	(400)	587
	4,289	1,493	2,418	(925)	2,796
Commercial Banking	2,590	1,275	1,496	(221)	1,315
Other	257	207	205	2	50
Total1	7,136	2,975	4,119	(1,144)	4,161

1        Total ECL includes £52 million relating to other non customer-related assets (31 December 2019: £19 million).

ADDITIONAL FINANCIAL INFORMATION (continued)

Group loans and advances to customers
	Total	Stage 1	Stage 2	Stage 3	POCI1	Stage 2as % oftotal	Stage 3as % oftotal
	£m	£m	£m	£m	£m	%	%
At 30 September 2020
Gross lending (underlying basis)
Retail:2
UK Mortgages	289,439	243,097	41,822	4,520	-	14.4	1.6
Credit cards	15,571	11,847	3,408	316	-	21.9	2.0
UK Motor Finance	15,350	12,276	2,838	236	-	18.5	1.5
Other3	28,192	25,691	2,051	450	-	7.3	1.6
	348,552	292,911	50,119	5,522	-	14.4	1.6
Commercial Banking:
SME	32,397	26,421	5,098	878	-	15.7	2.7
Other	61,079	47,424	11,061	2,594	-	18.1	4.2
	93,476	73,845	16,159	3,472	-	17.3	3.7
Insurance and Wealth	888	802	13	73	-	1.5	8.2
Central items	62,739	62,732	-	7	-	-	-
Total gross lending (underlying basis)	505,655	430,290	66,291	9,074	-	13.1	1.8
Purchased or originated credit-impaired assets	-	(1,350)	(9,390)	(2,674)	13,414
Acquisition fair value adjustment	(568)	47	13	1	(629)
Total gross lending (statutory basis)	505,087	428,987	56,914	6,401	12,785	11.3	1.3
Expected credit loss allowance on drawn balances (statutory basis)	(5,903)	(1,233)	(2,349)	(1,993)	(328)
Net balance sheet carrying value (statutory basis)	499,184	427,754	54,565	4,408	12,457

1        Purchased or originated credit-impaired.

2        Retail balances exclude the impact of the HBOS and MBNA acquisition related adjustments.

3        Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

ADDITIONAL FINANCIAL INFORMATION (continued)
	Total	Stage 1	Stage 2	Stage 3	POCI1	Stage 2as % oftotal	Stage 3as % oftotal
	£m	£m	£m	£m	£m	%	%
At 30 June 2020
Gross lending (underlying basis)
Retail:2
UK Mortgages	286,379	237,787	44,035	4,557	-	15.4	1.6
Credit cards	15,825	13,380	2,079	366	-	13.1	2.3
UK Motor Finance	15,830	12,674	2,920	236	-	18.4	1.5
Other3	26,780	24,239	2,061	480	-	7.7	1.8
	344,814	288,080	51,095	5,639	-	14.8	1.6
Commercial Banking:
SME	31,769	25,742	5,181	846	-	16.3	2.7
Other	66,841	52,320	11,559	2,962	-	17.3	4.4
	98,610	78,062	16,740	3,808	-	17.0	3.9
Insurance and Wealth	871	765	23	83	-	2.6	9.5
Central items	63,781	63,773	-	8	-	-	-
Total gross lending (underlying basis)	508,076	430,680	67,858	9,538	-	13.4	1.9
Purchased or originated credit-impaired assets	-	(1,210)	(9,728)	(2,757)	13,695
Acquisition fair value adjustment	(582)	59	9	2	(652)
Total gross lending (statutory basis)	507,494	429,529	58,139	6,783	13,043	11.5	1.3
Expected credit loss allowance on drawn balances (statutory basis)	(5,986)	(1,332)	(2,168)	(2,161)	(325)
Net balance sheet carrying value (statutory basis)	501,508	428,197	55,971	4,622	12,718

1        Purchased or originated credit-impaired.

2        Retail balances exclude the impact of the HBOS and MBNA acquisition related adjustments.

3        Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

ADDITIONAL FINANCIAL INFORMATION (continued)
	Total	Stage 1	Stage 2	Stage 3	POCI	Stage 2as % oftotal	Stage 3as % oftotal
	£m	£m	£m	£m	£m	%	%
At 31 December 20191
Gross lending (underlying basis)
Retail:2
UK Mortgages	289,845	258,760	26,838	4,247	-	9.3	1.5
Credit cards	18,110	16,052	1,675	383	-	9.2	2.1
UK Motor Finance	15,976	13,884	1,942	150	-	12.2	0.9
Other3	21,110	18,691	1,976	443	-	9.4	2.1
	345,041	307,387	32,431	5,223	-	9.4	1.5
Commercial Banking:
SME	30,433	27,206	2,507	720	-	8.2	2.4
Other	66,065	59,868	3,470	2,727	-	5.3	4.1
	96,498	87,074	5,977	3,447	-	6.2	3.6
Insurance and Wealth	862	753	32	77	-	3.7	8.9
Central items	56,404	56,397	-	7	-	-	-
Total gross lending (underlying basis)	498,805	451,611	38,440	8,754	-	7.7	1.8
Purchased or originated credit-impaired assets	-	(1,718)	(9,903)	(2,740)	14,361
Acquisition fair value adjustment	(558)	82	6	1	(647)
Total gross lending (statutory basis)	498,247	449,975	28,543	6,015	13,714	5.7	1.2
Expected credit loss allowance on drawn balances (statutory basis)	(3,259)	(675)	(995)	(1,447)	(142)
Net balance sheet carrying value (statutory basis)	494,988	449,300	27,548	4,568	13,572

1        Restated to reflect migration of certain customer relationships from SME business within Commercial Banking to Business Banking within Retail.

2        Retail balances exclude the impact of the HBOS and MBNA acquisition related adjustments.

3        Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

ADDITIONAL FINANCIAL INFORMATION (continued)

Group expected credit loss allowances (drawn and undrawn) as a percentage of loans and advances to customers
	Total		Stage 1		Stage 2		Stage 3		POCI
	£m	%1	£m	%1	£m	%1	£m	%1,2	£m
At 30 September 2020
ECL allowance (drawn and undrawn - underlying basis)
Retail:3
UK Mortgages	1,772	0.6	111	-	918	2.2	743	16.4	-
Credit cards	1,039	6.7	261	2.2	669	19.6	109	44.1	-
UK Motor Finance4	557	3.6	198	1.6	215	7.6	144	61.0	-
Other5	921	3.3	328	1.3	431	21.0	162	48.2	-
	4,289	1.2	898	0.3	2,233	4.5	1,158	21.7	-
Commercial Banking:
SME	529	1.6	137	0.5	261	5.1	131	14.9	-
Other	2,036	3.3	203	0.4	562	5.1	1,271	49.0	-
	2,565	2.7	340	0.5	823	5.1	1,402	40.4	-
Insurance and Wealth	25	2.8	11	1.4	1	7.7	13	17.8	-
Central items	205	0.3	199	0.3	-	-	6	85.7	-
Total ECL allowance (drawn and undrawn - underlying basis)	7,084	1.4	1,448	0.3	3,057	4.6	2,579	29.0	-
Purchased or originated credit-impaired assets	-		(2)		(411)		(544)		957
Acquisition fair value adjustment	(670)		(12)		(25)		(4)		(629)
Total ECL allowance (drawn and undrawn - statutory basis)	6,414	1.3	1,434	0.3	2,621	4.6	2,031	32.7	328

1        As a percentage of drawn balances.

2        Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Credit Cards of £69 million and £114 million in Loans, Overdrafts and Business Banking within Retail other.

3        Retail balances exclude the impact of the HBOS and MBNA acquisition related adjustments.

4        UK Motor Finance for Stages 1 and 2 include £188 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

5        Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

ADDITIONAL FINANCIAL INFORMATION (continued)
	Total		Stage 1		Stage 2		Stage 3		POCI
	£m	%1	£m	%1	£m	%1	£m	%1,2	£m
At 30 June 2020
ECL allowance(underlying basis)
Retail:3
UK Mortgages	1,763	0.6	108	-	907	2.1	748	16.4	-
Credit cards	991	6.3	426	3.2	438	21.1	127	43.9	-
UK Motor Finance4	563	3.6	194	1.5	217	7.4	152	64.4	-
Other5	897	3.4	341	1.4	383	18.6	173	49.3	-
	4,214	1.2	1,069	0.4	1,945	3.8	1,200	22.1	-
Commercial Banking:
SME	502	1.6	115	0.4	269	5.2	118	13.9	-
Other	2,238	3.3	210	0.4	602	5.2	1,426	48.1	-
	2,740	2.8	325	0.4	871	5.2	1,544	40.5	-
Insurance and Wealth	25	2.9	11	1.4	1	4.3	13	15.7	-
Central items	207	0.3	201	0.3	-	-	6	75.0	-
Total ECL allowance (drawn and undrawn - underlying basis)	7,186	1.4	1,606	0.4	2,817	4.2	2,763	29.6	-
Purchased or originated credit-impaired assets	-		-		(416)		(561)		977
Acquisition fair value adjustment	(699)		(23)		(18)		(6)		(652)
Total ECL allowance (drawn and undrawn - statutory basis)	6,487	1.3	1,583	0.4	2,383	4.1	2,196	33.4	325

1        As a percentage of drawn balances.

2        Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Credit Cards of £77 million and £129 million in Loans, Overdrafts and Business Banking within Retail other.

3        Retail balances exclude the impact of the HBOS and MBNA acquisition related adjustments.

4        UK Motor Finance for Stages 1 and 2 include £191 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

5        Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

ADDITIONAL FINANCIAL INFORMATION (continued)
	Total		Stage 1		Stage 2		Stage 3		POCI
	£m	%1,2	£m	%1,2	£m	%1,2	£m	%1,2,3	£m
At 31 December 2019
ECL allowance (drawn and undrawn - underlying basis)
Retail:4
UK Mortgages	1,216	0.4	26	-	614	2.3	576	13.6	-
Credit cards	606	3.4	230	1.4	236	14.1	140	46.2	-
UK Motor Finance5	387	2.4	216	1.6	87	4.5	84	56.0	-
Other6	587	2.8	194	1.0	233	11.8	160	50.3	-
	2,796	0.8	666	0.2	1,170	3.6	960	19.1	-
Commercial Banking:7
SME	273	0.9	45	0.2	127	5.1	101	14.0	-
Other	1,040	1.6	70	0.1	125	3.6	845	31.0	-
	1,313	1.4	115	0.1	252	4.2	946	27.4	-
Insurance and Wealth	17	2.0	6	0.8	1	3.1	10	13.0	-
Central items	16	-	10	-	-	-	6	85.7	-
Total ECL allowance (drawn and undrawn - underlying basis)	4,142	0.8	797	0.2	1,423	3.7	1,922	22.5	-
Purchased or originated credit-impaired assets	-		-		(334)		(455)		789
Acquisition fair value adjustment	(706)		(27)		(17)		(15)		(647)
Total ECL allowance (drawn and undrawn - statutory basis)	3,436	0.7	770	0.2	1,072	3.8	1,452	25.0	142

1        As a percentage of drawn balances.

2        ECL allowances as a percentage of drawn balances as at 31 December 2019 restated to reflect migration of certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail.

3        Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Credit Cards of £80 million and £125 million in Loans, Overdrafts and Business Banking within Retail other.

4        Retail balances exclude the impact of the HBOS and MBNA acquisition related adjustments.

5        UK Motor Finance for Stages 1 and 2 include £201 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

6        Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

7        Stage 2 up to date loans are assigned to PD movement if they also meet other triggers. This represents a change in presentation for Commercial Banking where these loans were reported in Other at 31 December 2019.

ADDITIONAL FINANCIAL INFORMATION (continued)

Group Stage 2 loans and advances to customers
	Up to date						1-30 days past due			Over 30 days past due
	PD movements			Other1
	Grosslending	ECL		Grosslending	ECL		Grosslending	ECL		Grosslending	ECL
	£m	£m	%2	£m	£m	%2	£m	£m	%2	£m	£m	%2
At 30 September 2020
Underlying basis
Retail:3
UK Mortgages	25,965	360	1.4	9,808	216	2.2	2,833	107	3.8	3,216	235	7.3
Credit cards	2,870	518	18.0	423	107	25.3	84	28	33.3	31	16	51.6
UK Motor Finance	888	79	8.9	1,777	69	3.9	136	46	33.8	37	21	56.8
Other4	935	221	23.6	784	105	13.4	215	70	32.6	117	35	29.9
	30,658	1,178	3.8	12,792	497	3.9	3,268	251	7.7	3,401	307	9.0
CommercialBanking:
SME	4,818	241	5.0	148	7	4.7	60	8	13.3	72	5	6.9
Other	10,494	553	5.3	239	5	2.1	44	1	2.3	284	3	1.1
	15,312	794	5.2	387	12	3.1	104	9	8.7	356	8	2.2
Insurance andWealth	-	-	-	13	1	7.7	-	-	-	-	-	-
Central items	-	-	-	-	-	-	-	-	-	-	-	-
Total (underlying basis)	45,970	1,972	4.3	13,192	510	3.9	3,372	260	7.7	3,757	315	8.4
POCI assets and acquisition fair value adjustment	(5,208)	(174)		(1,551)	(76)		(1,114)	(53)		(1,504)	(133)
Total (statutory basis)	40,762	1,798	4.4	11,641	434	3.7	2,258	207	9.2	2,253	182	8.1

1        Includes forbearance, client and product specific indicators not reflected within quantitative PD assessments.

2        ECL allowances as a percentage of drawn balances.

3        Retail balances exclude the impact of the HBOS and MBNA acquisition related adjustments.

4        Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

ADDITIONAL FINANCIAL INFORMATION (continued)
	Up to date						1-30 days past due			Over 30 days past due
	PD movements			Other
	Grosslending	ECL		Grosslending	ECL		Grosslending	ECL		Grosslending	ECL
	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
At 30 June 2020
Underlying basis
Retail:1
UK Mortgages	26,507	352	1.3	11,122	210	1.9	2,403	78	3.2	4,003	267	6.7
Credit cards	1,555	309	19.9	438	98	22.4	63	19	30.2	23	12	52.2
UK Motor Finance	784	57	7.3	1,871	67	3.6	142	40	28.2	123	53	43.1
Other2	947	192	20.3	793	104	13.1	183	55	30.1	138	32	23.2
	29,793	910	3.1	14,224	479	3.4	2,791	192	6.9	4,287	364	8.5
Commercial Banking:
SME	4,702	234	5.0	245	11	4.5	139	17	12.2	95	7	7.4
Other	11,018	592	5.4	239	5	2.1	29	2	6.9	273	3	1.1
	15,720	826	5.3	484	16	3.3	168	19	11.3	368	10	2.7
Insurance and Wealth	1	-	-	-	-	-	-	-	-	22	1	4.5
Central items	-	-	-	-	-	-	-	-	-	-	-	-
Total (underlying basis)	45,514	1,736	3.8	14,708	495	3.4	2,959	211	7.1	4,677	375	8.0
POCI assets and acquisition fair value adjustment	(5,468)	(175)		(1,519)	(73)		(914)	(38)		(1,818)	(148)
Total (statutory basis)	40,046	1,561	3.9	13,189	422	3.2	2,045	173	8.5	2,859	227	7.9

1        Retail balances exclude the impact of the HBOS and MBNA acquisition related adjustments.

2        Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

ADDITIONAL FINANCIAL INFORMATION (continued)
	Up to date						1-30 days past due			Over 30 days past due
	PD movements			Other
	Grosslending	ECL		Grosslending	ECL		Grosslending	ECL		Grosslending	ECL
	£m	£m	%1	£m	£m	%1	£m	£m	%1	£m	£m	%1
At 31 December 2019
Underlying basis
Retail:2
UK Mortgages	16,100	192	1.2	3,730	171	4.6	3,517	84	2.4	3,491	167	4.8
Credit cards	1,088	139	12.8	422	49	11.6	124	30	24.2	41	17	41.5
UK Motor Finance	543	27	5.0	1,232	30	2.4	135	21	15.6	32	9	28.1
Other3	892	103	11.5	712	54	7.6	238	49	20.6	134	28	20.9
	18,623	461	2.5	6,096	304	5.0	4,014	184	4.6	3,698	221	6.0
Commercial Banking:4
SME	2,014	104	5.2	410	17	4.1	56	6	10.7	27	-	-
Other	1,881	75	4.0	1,290	47	3.6	61	2	3.3	238	1	0.4
	3,895	179	4.6	1,700	64	3.8	117	8	6.8	265	1	0.4
Insurance and Wealth	-	-	-	28	1	3.6	1	-	-	3	-	-
Central items	-	-	-	-	-	-	-	-	-	-	-	-
Total (underlying basis)	22,518	640	2.8	7,824	369	4.7	4,132	192	4.6	3,966	222	5.6
POCI assets and acquisition fair value adjustment	(5,248)	(120)		(1,137)	(66)		(1,641)	(54)		(1,871)	(111)
Total (statutory basis)	17,270	520	3.0	6,687	303	4.5	2,491	138	5.5	2,095	111	5.3

1        ECL allowances as a percentage of drawn balances as at 31 December 2019 restated to reflect migration of certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail.

2        Retail balances exclude the impact of the HBOS and MBNA acquisition related adjustments.

3        Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

4        Stage 2 up to date loans are assigned to PD movement if they also meet other triggers. This represents a change in presentation for Commercial Banking where these loans were reported in Other at 31 December 2019.

ADDITIONAL FINANCIAL INFORMATION (continued)

Key UK economic assumptions

Key assumptions made by the Group, averaged over a five-year period. Compounded growth rates have been calculated on a geometric average basis.
	Base case	Upside	Downside	Modelled severe	Adjusted severe
	%	%	%	%	%
At 30 September 2020
GDP	0.4	0.6	0.0	(0.4)	(0.8)
Interest rate	0.15	0.89	0.13	0.04	0.04
Unemployment rate	5.8	5.4	6.7	7.7	8.3
House price growth	0.7	4.7	(4.2)	(8.8)	(8.8)
Commercial real estate price growth	(0.7)	2.2	(3.4)	(7.8)	(7.8)

At 30 June 2020
GDP	0.4	0.8	0.3	(0.4)	(0.8)
Interest rate	0.15	1.06	0.16	0.03	0.03
Unemployment rate	6.0	5.5	7.1	8.1	8.8
House price growth	0.4	4.7	(4.8)	(9.6)	(9.6)
Commercial real estate price growth	(0.6)	2.7	(3.5)	(8.0)	(8.0)

At 31 December 2019
GDP	1.4	1.7	1.2	0.5	n/a
Interest rate	1.25	2.04	0.49	0.11	n/a
Unemployment rate	4.3	3.9	5.8	7.2	n/a
House price growth	1.0	4.8	(3.2)	(7.7)	n/a
Commercial real estate price growth	0.0	1.8	(3.8)	(7.1)	n/a

Average economic assumptions do not reveal the extent of expected variation throughout the five-year period. The following tables illustrate the mutability of each assumption over time. For 30 September data, the first and second quarters of 2020 reflect actual observed economics.

Base case scenario by quarter1
	2020	2020	2020	2020	2021	2021	2021	2021
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Base Case	%	%	%	%	%	%	%	%
At 30 September 2020
GDP	(2.2)	(20.4)	16.2	2.7	1.0	0.9	0.9	0.8
Interest rate	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Unemployment rate	3.9	3.9	5.3	7.7	9.0	8.1	7.4	6.6
House price growth	2.8	2.6	5.4	2.0	1.0	0.3	(4.0)	(4.0)
Commercial real estate price growth	(5.0)	(7.8)	(8.9)	(12.0)	(10.2)	(7.3)	(5.7)	(0.6)

At 30 June 2020
GDP	(2.0)	(18.1)	10.9	3.2	1.6	1.5	1.1	0.7
Interest rate	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Unemployment rate	3.9	7.5	8.5	9.0	8.0	7.4	6.6	6.2
House price growth	2.8	0.9	(2.4)	(6.0)	(6.3)	(4.0)	(1.1)	(0.1)
Commercial real estate price growth	(5.0)	(12.3)	(19.9)	(20.0)	(14.4)	(3.7)	7.7	10.0

1        GDP presented quarter on quarter (presented year on year in the 2020 half-year results), house price growth and commercial real estate growth presented year on year.

ADDITIONAL FINANCIAL INFORMATION (continued)

Scenarios by year

Key annual assumptions made by the Group. GDP is presented as an annual change, house price growth and commercial real estate price growth is presented as the growth in the respective indices within the period. Interest rate and unemployment rate are averages in the period.
	2020	2021	2022	2020-22
At 30 September 2020%		%	%	%
Base Case
GDP	(10.0)	6.0	3.0	(1.7)
Interest rate	0.10	0.10	0.10	0.10
Unemployment rate	5.2	7.8	5.9	6.3
House price growth	2.0	(4.0)	1.0	(1.1)
Commercial real estate price growth	(12.0)	(0.6)	4.1	(8.9)

Upside
GDP	(9.9)	7.0	3.2	(0.5)
Interest rate	0.13	0.80	1.26	0.73
Unemployment rate	5.2	7.2	5.2	5.8
House price growth	3.2	0.2	6.7	10.4
Commercial real estate price growth	(5.8)	10.4	5.2	9.3

Downside
GDP	(10.5)	4.8	2.5	(3.8)
Interest rate	0.10	0.11	0.12	0.11
Unemployment rate	5.2	8.3	6.9	6.8
House price growth	1.2	(9.4)	(6.1)	(13.9)
Commercial real estate price growth	(15.7)	(8.7)	1.3	(22.0)

Severe downside - modelled
GDP	(10.8)	3.0	1.9	(6.3)
Interest rate	0.08	0.02	0.02	0.04
Unemployment rate	5.3	9.1	8.4	7.6
House price growth	0.3	(13.4)	(12.9)	(24.3)
Commercial real estate price growth	(20.8)	(19.7)	(4.1)	(39.0)

Severe downside - adjusted
GDP	(13.3)	(0.7)	5.2	(9.4)
Interest rate	0.08	0.02	0.02	0.04
Unemployment rate	5.4	11.6	9.2	8.7
House price growth	0.3	(13.4)	(12.9)	(24.3)
Commercial real estate price growth	(20.8)	(19.7)	(4.1)	(39.0)

ADDITIONAL FINANCIAL INFORMATION (continued)
	2020	2021	2022	2020-22
At 30 June 2020%		%	%	%
Base Case
GDP	(10.0)	6.0	3.0	(1.8)
Interest rate	0.10	0.10	0.10	0.10
Unemployment rate	7.2	7.0	5.7	6.7
House price growth	(6.0)	(0.1)	2.9	(3.3)
Commercial real estate price growth	(20.0)	10.0	4.0	(8.5)

Upside
GDP	(9.5)	7.5	3.1	0.3
Interest rate	0.21	1.15	1.42	0.92
Unemployment rate	7.1	6.2	4.9	6.1
House price growth	(3.7)	5.0	9.0	10.2
Commercial real estate price growth	(8.4)	18.6	3.4	12.4

Downside
GDP	(10.2)	5.8	3.1	(2.0)
Interest rate	0.09	0.12	0.19	0.13
Unemployment rate	7.3	7.7	6.8	7.3
House price growth	(8.0)	(6.1)	(4.5)	(17.5)
Commercial real estate price growth	(27.2)	4.0	2.9	(22.1)

Severe downside - modelled
GDP	(10.9)	3.0	2.2	(6.2)
Interest rate	0.06	0.01	0.02	0.03
Unemployment rate	7.5	8.9	8.4	8.3
House price growth	(9.5)	(11.5)	(11.7)	(29.2)
Commercial real estate price growth	(36.2)	(7.8)	(1.4)	(41.9)

Severe downside - adjusted
GDP	(17.2)	4.1	5.2	(9.4)
Interest rate	0.06	0.01	0.02	0.03
Unemployment rate	8.0	11.6	9.2	9.6
House price growth	(9.5)	(11.5)	(11.7)	(29.2)
Commercial real estate price growth	(36.2)	(7.8)	(1.4)	(41.9)

ADDITIONAL FINANCIAL INFORMATION (continued)

The following table shows the Group's total ECL allowance on an underlying basis and the extent to which a higher ECL allowance has been recognised to take account of forward-looking information from the probability-weighted multiple economic scenarios. The Group's probability-weighted ECL allowance continues to reflect a 30 per cent weighting of base case, upside and downside and a 10 per cent weighting of severe downside. The majority of post model adjustments, and all individually assessed provisions, although assessed on range of multiple case-specific outcomes, are reported flat against each economic scenario. ECL allowances under individual scenarios are shown on the reported probability-weighted basis of staging and not the staging that would result if a 100 per cent weighting were applied to that individual scenario.
	Probability-weighted	Upside	Base case	Downside	Severe downside
	£m	£m	£m	£m	£m
Underlying basis
UK Mortgages	1,772	1,441	1,597	1,936	2,802
Other Retail	2,517	2,309	2,504	2,629	2,844
Commercial Banking	2,590	2,205	2,469	2,793	3,497
Other	257	56	57	58	2,059
At 30 September 2020	7,136	6,011	6,627	7,416	11,202

UK Mortgages	1,763	1,425	1,581	1,916	2,866
Other Retail	2,451	2,255	2,430	2,557	2,788
Commercial Banking	2,763	2,416	2,656	2,954	3,553
Other	263	63	63	64	2,064
At 30 June 2020	7,240	6,159	6,730	7,491	11,271

UK Mortgages	1,216	964	1,111	1,300	2,036
Other Retail	1,580	1,502	1,551	1,623	1,771
Commercial Banking	1,315	1,211	1,258	1,382	1,597
Other	50	50	50	50	50
At 31 December 2019	4,161	3,727	3,970	4,355	5,454

BASIS OF PRESENTATION

This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the nine months ended 30 September 2020.

Statutory basis: Statutory profit / loss before tax and statutory profit after tax are included within this document. However, a number of factors have had a significant effect on the comparability of the Group's financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis: The statutory results are adjusted for certain items which are listed below, to allow a comparison of the Group's underlying performance

●  Restructuring, including severance-related costs, the rationalisation of the non-branch property portfolio, the establishment of the Schroders partnership, the integration of MBNA and Zurich's UK workplace pensions and savings business

●  Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group's hedging arrangements and that arising in the insurance businesses, insurance gross up, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets

●  Payment protection insurance provisions

Analysis of lending and ECL allowances are presented on an underlying basis and reconciled to figures prepared on a statutory basis where appropriate. On a statutory basis, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or losses will be crystallised. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly. The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances

Unless otherwise stated, income statement commentaries throughout this document compare the nine months ended 30 September 2020 to the nine months ended 30 September 2019 and the balance sheet analysis compares the Group balance sheet as at 30 September 2020 to the Group balance sheet as at 31 December 2019.

Segmental information: During the nine months ended 30 September 2020, the Group migrated certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail. In addition, Commercial Banking has been resegmented to reflect the division's new client coverage model and is now analysed according to SME, Mid Corporates, Corporate & Institutional, and Other. The Group has also revised its approach to internal funding charges, including the adoption of the Sterling Overnight Index Average (SONIA) interest rate benchmark in place of LIBOR. Comparatives have been restated accordingly.

Alternative performance measures: Alternative performance measures: The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. There have been no changes to the definitions used by the Group; further information on these measures is set out on page 331 of the Group's 2019 Annual Report and Accounts.

Capital: Capital and leverage ratios reported as at 30 September 2020 incorporate profits for the period that remain subject to formal verification in accordance with the Capital Requirements Regulation. The Q3 2020 Interim Pillar 3 Report can be found at: http://www.lloydsbankinggroup.com/investors/financial-performance/

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as 'believes', 'anticipates', 'estimates', 'expects', 'intends', 'aims', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'estimate' and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Examples of such forward looking statements include, but are not limited to: projections or expectations of the Group's future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group's future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of the Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic (including but not limited to the coronavirus disease (COVID-19) outbreak and associated potential and/or actual UK or international lockdowns) and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements. Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Douglas Radcliffe
Group Investor Relations Director
020 7356 1571
douglas.radcliffe@lloydsbanking.com

Edward Sands
Director of Investor Relations
020 7356 1585
edward.sands@lloydsbanking.com

Nora Thoden
Director of Investor Relations - ESG
020 7356 2334
nora.thoden@lloydsbanking.com

CORPORATE AFFAIRS
Grant Ringshaw
External Relations Director
020 7356 2362
grant.ringshaw@lloydsbanking.com

Matt Smith
Head of Media Relations
020 7356 3522
matt.smith@lloydsbanking.com

Copies of this interim management statement may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group's website - www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 29 October 2020